Form 10-K, Exhibit 13
period 1996-12-31
COMPDENT CORP
filed 1997-03-31
CIK 941553

                                                                   EXHIBIT 13.1



                            SELECTED FINANCIAL DATA



     The selected consolidated statement of income data and balance sheet data set forth below for, and at the end of, the years ended December 31, 1994, 1995, and 1996, are derived from, and are qualified by reference to, the financial statements of the Company audited by Coopers & Lybrand L.L.P., independent auditors, included elsewhere in this annual report. The selected consolidated statement of income data and balance sheet data for, and at the end of, the periods ended December 31, 1993 and prior, are derived from audited financial statements of the Company not included herein. The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes.


                                               PREDECESSOR COMPANY(1)                         THE COMPANY
                                            -------------------------------------------------------------------------------
                                                                 SIX MONTHS  SIX MONTHS
                                                                   ENDED       ENDED
                                           YEAR ENDED DEC. 31,    JUNE 30,    DEC. 31,         YEAR ENDED DEC. 31,
                                            1991       1992         1993        1993      1994        1995          1996
---------------------------------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues                                  $ 29,311    $ 36,013    $ 22,004    $24,033   $ 55,192    $ 106,661    $ 141,069
                                          --------------------------------------------------------------------------------
Dental providers' fees and claim costs      16,109      19,583      11,932     13,055     30,262       62,218       73,431
Commissions                                  4,167       5,139       3,028      3,143      6,800       10,763       12,184
                                          --------------------------------------------------------------------------------
Gross profit                                 9,035      11,291       7,044      7,835     18,130       33,680       55,454
General and administrative                   6,795       7,734       6,418      4,537     10,827       20,827       31,412
Depreciation and amortization                  267         350         205        884      2,195        2,717        5,153
                                          --------------------------------------------------------------------------------
Operating income                             1,973       3,207         421      2,414      5,108       10,136       18,889
Interest expense                              --          --          --        1,208      2,464        1,970        1,935
Other (income) expense, net                   (240)       (123)      1,139       --          (77)        (803)        (804)
                                          --------------------------------------------------------------------------------
Income (loss) before provisions for
   income taxes and extraordinary item       2,213       3,330        (718)     1,206      2,721        8,969       17,758
Income tax provision                           862       1,180          55        553      1,316        3,765        7,866
                                          --------------------------------------------------------------------------------
Income (loss) before extraordinary item      1,351       2,150        (773)       653      1,405        5,204        9,892
Extraordinary loss, net of applicable
   tax benefit of $305                        --          --          --         --         --            498         --
                                          --------------------------------------------------------------------------------
Net income (loss)                         $  1,351    $  2,150    $   (773)   $   653   $  1,405    $   4,706    $   9,892
                                          ================================================================================
Income per common share:
   Income before extraordinary loss                                                         0.30         0.68         0.97
   Extraordinary loss                                                                       --          (0.07)        --
                                                                                        ----------------------------------
Net income per common share (1)                                                         $   0.30    $    0.61    $    0.97
                                                                                        ==================================
Weighted average number of
   common shares outstanding (1)                                                           4,252        7,352       10,177
                                                                                        ==================================



                                     PREDECESSOR COMPANY               THE COMPANY
                                            DECEMBER 31,                DECEMBER 31,
                                   1991(1)  1992(1)  1993     1994(2)   1995(2)(3)  1996(4)(5)
----------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:
Total current assets              $5,474   $5,261   $ 8,776   $14,488   $ 46,254   $ 34,083
Total assets                       8,175    8,462    37,202    63,342    129,396    184,167
Total current liabilities          4,406    5,008     8,640    16,597     21,041     24,273
Total liabilities                  5,328    5,436    34,252    53,983     27,219     71,984
Redeemable preferred stock          --       --       1,050     5,159       --         --
Stockholders' equity               2,847    3,026     1,900     4,200    102,177    112,183

(1)Presents consolidated financial data of the Company's predecessor, American Prepaid, for periods prior to the Company's acquisition of all of the outstanding stock thereof effective in June 1993.Because of such transaction, certain aspects of the consolidated results of operations for periods prior to the period beginning July 1, 1993 are not comparable with those for subsequent periods. Consequently, net income per share data are presented only for the years ended December 31, 1994 and thereafter. For purposes of the Consolidated Statement of Income Data, references to common shares include common share equivalents. Net income per common share for the years ended December 31, 1994 and 1995, has been computed after deducting $109,000 and $219,000, respectively, from net income attributable to preferred stock dividend accumulation.
(2)The DentiCare and Unilife acquisitions were completed on December 28, 1994, and DentiCare and UniLife are therefore included in the consolidated balance sheet of the Company at December 31, 1994 and thereafter, and the consolidated statement of income of the Company for the years ended December 31, 1995 and thereafter.
(3)The CompDent acquisition was completed on July 5, 1995, and CompDent is therefore included in the consolidated balance sheet of the Company at December 31, 1995 and thereafter, and the consolidated statement of income of the Company for the years ended December 31, 1995 and thereafter.
(4) The Texas Dental acquisition was completed on January 8, 1996, and Texas Dental is therefore included in the consolidated balance sheet of the Company at December 31, 1996, and the consolidated statement of income of the Company for the year ended December 31, 1996.
(5) The Dental Care acquisition was completed on May 8, 1996, and Dental Care is therefore included in the consolidated balance sheet of the Company at December 31, 1996, and the consolidated statement of income of the Company for the year ended December 31, 1996.




                                      SIX

                           MANAGEMENT'S DISCUSSION

                     AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among others, risk associated with the successful completion of new acquisitions, the effective integration of new acquisitions, general competitive and pricing pressures in the marketplace, and continued growth in the dental coverage marketplace. Other risk factors are listed in the Company's Prospectus and in required filings with the U.S. Securities and Exchange Commission.

     The following discussion should be read in conjunction with the attached consolidated financial statements and notes thereto, and with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 1996.

OVERVIEW

Types of Services

     The Company is a full-service dental benefits provider. Approximately 85% of revenues are generated from managed dental care plan subscriber premiums. The balance of revenues are generated by referral fee-for-service plans and third-party administrator services.

     Under managed dental care plans, subscribers pay a premium to receive dental services from a dentist which the subscriber selects from a panel of dentists. The panel dentists are paid by the Company a monthly capitation fee which is fixed under the participating dental agreement regardless of the extent of services provided. Historically, the cost structure within managed dental care plans results in capitations of approximately 60% of revenues, commission expense of approximately 10% of revenues, and general and administrative expenses of approximately 20% of revenues, leaving an operating margin of approximately 10% of revenues. Dual choice plans allow members to choose between a managed dental care plan offered by the Company or a traditional dental indemnity insurance plan underwritten by an unaffiliated insurance company, but marketed and administered by the Company under agreements with the underwriting insurers. A small portion of the Company's revenues is generated from commissions earned from the insurance companies underwriting such dental indemnity insurance.

     In referral fee-for-service plans, the subscriber pays a fee for access to a panel of dentists. The dentists on the panel have agreed to provide services at discounted rates. The subscriber pays the dentist at the discounted rate for services provided at the time of service delivery. Therefore, this type of plan involves no payment by the Company to the dentists. Historically, the cost structure within referral fee-for-service plans consists of no capitation expense, commission expense of approximately 25% of revenues, and general and administrative expenses of approximately 40% of revenues, leaving an operating margin of approximately 35% of revenues.

     Revenues from third-party administrator arrangements are earned by managing the claims processing and paying function for groups. The groups fund the claims and pay a service fee to the Company. Historically, the cost structure within third-party administrator arrangements consists of no capitation expense, commission expense of approximately 5% of revenues, and general and administrative expenses of approximately 70% of revenues, leaving an operating margin of approximately 25% of revenues.

History and Growth

     The Company's predecessor, American Prepaid Professional Services, Inc. (American Prepaid), began operations in Florida in 1978. Since 1987 the Company has begun de novo operations in seven additional states. In December 1994, the Company entered the Texas market through the acquisitions of DentiCare, Inc. (DentiCare), a Houston-based managed dental care company, and UniLife Insurance Company, an indemnity insurer (UniLife). In July 1995, the Company entered or expanded its presence in additional markets, including Kentucky, Indiana, Missouri, and Tennessee, through the acquisition of CompDent Corporation (CompDent), a Louisville, Kentucky-based managed dental care company. In January 1996, the Company acquired Texas Dental Plans, Inc. and affiliated entities (Texas Dental), a referral fee-for-service dental company based in San Antonio, Texas, which increased the Company's presence in Texas, broadened the Company's product line, and expanded the Company's operations to an additional seven states. Dental Care Plus Management, Corp. and its wholly owned subsidiary, I.H.C.S., Inc. (Dental Care), a Chicago, Illinois-based third-party administrator and managed dental care provider, respectively, were acquired in May 1996 and greatly expanded the Company's presence in Illinois.



                                    SEVEN

                           MANAGEMENT'S DISCUSSION

                     AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS


     In addition to growth by acquisitions, the Company has achieved internal revenue growth from increases in the number of subscribers, a shift toward products with higher benefit levels and higher premiums and, to a much more limited extent, premium rate increases. The Company has historically introduced an across-the-board rate increase of approximately 6% to 8% every three years with a gradual implementation of the new rates throughout the subscriber base resulting in price increases of approximately 3% per year on average. The Company is currently in the process of implementing new products and rates which the Company anticipates will result in revenue growth in 1997.

     The Company's revenues have increased at a compound annual rate of approximately 37% from 1991 revenues of $29.3 million to 1996 revenues of $141.1 million. Earnings before interest expense, income taxes, depreciation and amortization (EBITDA) have increased at a compound annual rate of approximately 59% over the past five years from $2.5 million in 1991 to $24.8 million in 1996. The number of the Company's subscribers and dental facilities (including general dentists and specialists) has increased from 184,000 and 1,500, respectively, at December 31, 1991, to 1,180,000 and over 9,000, respectively, at December 31, 1996. A subscriber is defined as an individual who has enrolled in the dental plan, either as an employee of a group, through affiliation with a group, or individually. By contrast, a member is defined as a covered individual, which would include the spouse and/or dependent(s) of the subscriber. At December 31, 1996, the Company provided coverage to approximately 2.4 million members comprising over 19,700 groups in 23 states.

Business Combinations

     On June 29, 1993, the Company acquired all of the issued and outstanding capital stock of American Prepaid for approximately $29.5 million in cash. The 1993 acquisition was funded through the incurrence of $20.0 million of senior indebtedness (the "1993 Loan") and the issuance of $6.85 million of Subordinated Notes, $1.0 million of Redeemable Preferred Stock and $1.7 million of common stock. The Company repaid the entire outstanding balance of the 1993 Loan and retired all outstanding Subordinated Notes and Redeemable Preferred Stock (including accrued unpaid interest and accumulated dividends) on June 1, 1995, with a portion of the net proceeds from its initial public offering. The 1993 acquisition has been accounted for using the purchase method of accounting. The Company recorded $3.0 million related to a non-competition agreement and $23.5 million of goodwill, which are being amortized on a straight-line basis over 5 and 40 years, respectively.

     On December 28, 1994, the Company acquired DentiCare and UniLife for $17.0 million plus approximately $600,000 in transaction costs. These acquisitions were funded through the incurrence of $12.0 million of senior indebtedness (the "1994 Loan") and the issuance of $4.0 million of Redeemable Preferred Stock and $1.0 million of common stock. On June 1, 1995, the Company repaid the entire outstanding balance of the 1994 Loan and retired all outstanding Subordinated Notes and Redeemable Preferred Stock (including accrued unpaid interest and accumulated dividends) with a portion of the net proceeds from its initial public offering. The DentiCare and UniLife acquisitions have been accounted for using the purchase method of accounting. The acquired assets and liabilities were recorded at their estimated fair market values at the date of acquisition, which in the case of UniLife resulted in a write-down of certain assets. In connection with the DentiCare acquisition, the Company recorded $15.6 million of goodwill, which is being amortized on a straight-line basis over 40 years. The Company's strategy with respect to DentiCare has been to seek increased penetration of Texas markets for managed dental care plans while reducing DentiCare's general and administrative expenses through the elimination of redundant overhead functions and the extension to DentiCare of the Company's management systems and policies. The Company's strategy regarding UniLife has been to wind down over time UniLife's dental indemnity insurance business. As of October 1, 1995, the Company reinsured UniLife's dental indemnity insurance business and its group term policies with another insurance company. In April 1996, the Company completed the conversion of all of UniLife's real estate and other assets into cash and cash equivalents. DentiCare's business consists mainly of managed care dental plans, which historically have a cost structure consisting of capitations of approximately 60% of revenues, commission expense of approximately 10% of revenues, and general and administrative expenses of approximately 20% of revenues, leaving an operating margin of approximately 10% of revenues. Prior to reinsuring UniLife's dental indemnity business, UniLife's cost structure historically consisted of dental costs of approximately 75% of revenues, commission expense of approximately 13% of revenues, and general and administrative expenses of approximately 12% of revenues, leaving an operating margin of approximately 0% of revenues. After reinsuring UniLife's business, its revenues and costs are immaterial.

     On July 5, 1995, the Company acquired CompDent for $32.5 million plus approximately $1.1 million in transaction costs. The CompDent acquisition was funded through the incurrence of $25.0 million of senior indebtedness


                                    EIGHT

                           MANAGEMENT'S DISCUSSION

                     AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS

under the Company's revolving credit facility and proceeds from the Company's initial public offering. The Company then repaid the outstanding indebtedness under its revolving credit facility with a portion of the net proceeds received from its second stock offering. The CompDent acquisition has been accounted for using the purchase method of accounting. The acquired assets and liabilities were recorded at their estimated fair market values at the date of acquisition. In connection with the CompDent acquisition, the Company recorded $34.3 million of goodwill, which is being amortized on a straight-line basis over 40 years. The Company's strategy with respect to CompDent has been to seek increased penetration of the CompDent markets for managed dental care plans while reducing CompDent's general and administrative expenses through the elimination of redundant overhead functions and the extension to CompDent of the Company's management systems and policies. CompDent's business consists mainly of managed care dental plans, which historically have a cost structure consisting of capitations of approximately 62% of revenues, commission expense of approximately 5% of revenues, and general and administrative expenses of approximately 19% of revenues, leaving an operating margin of approximately 14% of revenues.

     On January 8, 1996, the Company acquired Texas Dental, a Texas-based referral fee-for-service dental company for an aggregate cash purchase price of approximately $23.0 million including approximately $540,000 in transaction costs. The Texas Dental acquisition was funded with net proceeds remaining from the Company's second stock offering. The Texas Dental acquisition was accounted for using the purchase method of accounting, with the acquired assets and liabilities recorded at their estimated fair market values at the date of acquisition. Goodwill of $26.0 million was recorded in the acquisition and is being amortized over 40 years on a straight-line basis. The referral fee-for-service products offered by Texas Dental broaden the Company's existing product line. The Company's strategy with respect to Texas Dental is, therefore, to seek further penetration in Texas and nationally through the expanded product line while reducing Texas Dental's general and administrative expenses through the elimination of redundant overhead functions and the extension to Texas Dental of the Company's management systems and policies. Texas Dental's business consists mainly of referral fee-for-service plans, which historically have a cost structure consisting of no capitation expense, commission expense of approximately 25% of revenues, and general and administrative expenses of approximately 40% of revenues, leaving an operating margin of approximately 35% of revenues.

     Effective May 8, 1996, the Company acquired Dental Care. The aggregate purchase price for Dental Care was $38.0 million (including approximately $843,000 in transaction costs), of which the Company paid approximately $27.0 million in cash and assumed approximately $11.0 million in accrued liabilities. Dental Care is based in Chicago, Illinois, and provides managed dental care services through a network of dental care providers.
Dental Care also acts as a third-party administrator and provides management services to Health Care Systems, Inc., a non-profit dental company. The Company financed the purchase of Dental Care as well as satisfaction of the assumed liabilities by drawing down the Company's revolving credit facility. The acquisition of Dental Care was accounted for using the purchase method of accounting, resulting in the Company recording $41.2 million in goodwill which is being amortized over 40 years on a straight-line basis. The Company's strategy with respect to Dental Care is to seek further penetration in Illinois and nationally through the expanded product line while reducing Dental Care's general and administrative expenses through the elimination of redundant overhead functions and the extension to Dental Care of the Company's management systems and policies. Dental Care's business consists mainly of managed care dental plans and third-party administrator arrangements. Managed care dental plans historically have a cost structure consisting of capitations of approximately 60% of revenues, commission expense of approximately 10% of revenues, and general and administrative expenses of approximately 20% of revenues, leaving an operating margin of approximately 10% of revenues. Third-party administrator arrangements historically have a cost structure consisting of no capitation expense, commission expense of approximately 5% of revenues, and general and administrative expenses of approximately 70% of revenues, leaving an operating margin of approximately 25% of revenues.

RESULTS OF OPERATIONS

Year ended December 31, 1996, compared to the year ended December 31, 1995

     Revenues increased by $34.4 million, or 32.3%, to $141.1 million in 1996 from $106.7 million in 1995. This increase was primarily attributable to a $30.9 million, or 29.5% increase in subscriber premiums to $135.8 million in 1996 from $104.9 million in 1995. The addition of Texas Dental and Dental Care subscriber premiums following the acquisitions of these companies accounted for $8.8 million and $10.0 million, respectively, of this increase. The acquisition of CompDent in July of 1995 impacted 1995 for part of the year and impacted 1996 for the full year, resulting in higher subscriber premiums in 1996 of approximately $16.6 million. Internal growth accounted for $9.7 million of the growth in subscriber premiums. These increases in subscriber premiums were partially offset by a decrease of $14.2 million in UniLife premiums.



                                    NINE

                            MANAGEMENT'S DISCUSSION

                      AND ANALYSIS OF FINANCIAL CONDITION

                           AND RESULTS OF OPERATIONS


Effective October 1, 1995, UniLife reinsured all of its indemnity insurance with another insurance company. This completed the Company's strategy upon acquiring UniLife to wind down UniLife's dental indemnity insurance business.

     Other revenue increased by $3.5 million, or 198.5%, to $5.3 million in 1996 from $1.8 million 1995. The increase was primarily attributable to $3.2 million of Dental Care third-party administrator fees and management fees recorded in 1996 following the May 1996 Dental Care acquisition.

     Dental care providers' fees and claim costs increased $11.2 million, or 18.0%, to $73.4 million in 1996 from $62.2 million in 1995. Dental care providers' fees represent capitation payments paid to panel dentists under the Company's managed dental care plans. Under managed dental care plans, capitation payments to panel dentists are fixed under the participating dental agreement regardless of the extent of services provided. Dental claim costs represent amounts payable to dental care providers under certain non-capitated plans. Dental care providers' fees and claims costs decreased to 54.1% from 59.3% of subscriber premiums in 1996 and 1995, respectively. This decrease as a percentage of subscriber premiums is due to the acquisition of Texas Dental which, as a referral fee-for-service dental company, has subscriber premiums with no corresponding capitation expense. Providers' fees and claim costs as a percentage of subscriber premiums were also lowered by the elimination of UniLife claims costs. As discussed above, effective October 1, 1995, UniLife entered into a reinsurance agreement and thus incurred no claims cost after this date. The addition of Dental Care providers' fees and claims at 61.2% of subscriber premiums following the May 1996 acquisition partially offset these decreases.

     Commission expense increased $1.4 million, or 13.2%, to $12.2 million in 1996 from $10.8 million in 1995. The addition of Texas Dental and Dental Care commissions in 1996 resulted in a $1.4 million increase while the elimination of UniLife commissions resulted in a $1.9 million decrease. The acquisition of CompDent in July of 1995 impacted 1995 for part of the year and impacted 1996 for the full year, resulting in higher commission expense in 1996 of approximately $0.9 million. The remaining $1.0 million increase in commission expense was the result of internal growth in subscriber premiums.
As a percentage of subscriber premiums, commissions decreased to 9.0% in 1996 from 10.3% in 1995. This decrease related primarily to the addition of Dental Care commissions at 1.0% of subscriber premiums and the elimination of UniLife commissions at 13.4% of subscriber premiums, partially offset by the addition of Texas Dental commissions at 15.4% of subscriber premiums. Without the effects of Dental Care, UniLife, and Texas Dental on subscriber premiums and commissions, commissions as a percentage of subscriber premiums decreased slightly from 9.8% in 1995 to 9.2% in 1996. The slight decrease as a percentage of subscriber premiums was primarily attributable to an increase in the number of large employer groups for which the Company's direct sales force typically plays an active role in sales and servicing, resulting in a lower commission rate or no commissions being paid to independent agents with respect to these accounts. The costs associated with the increased number of sales representatives employed by the Company were reflected in general and administrative expenses, rather than commissions.

     Premium taxes decreased as a percentage of subscriber premiums to 0.7% in 1996 compared with 1.3% in 1995. This decrease was a result of the addition of Texas Dental and Dental Care subscriber premiums in 1996 and the elimination of UniLife subscriber premiums in the third quarter of 1995. Texas Dental is a referral fee-for-service dental company and, accordingly, its revenues are not subject to premium tax in the state of Texas. Dental Care revenues are not subject to a premium tax in the state of Illinois. UniLife premiums in 1995 were subject to the Texas premium tax rate of approximately 2.5%.

     General and administrative expenses increased $11.0 million, or 56.4%, to $30.4 million in 1996 from $19.4 million in 1995. As a percentage of total revenues, this expense increased to 21.5% in 1996 from 18.2% in 1995. This increase as a percentage of revenues is due to a higher general and administrative level added following the January 1996 acquisition of Texas Dental and the May 1996 acquisition of Dental Care. The increased use of in-house sales and marketing staff, as opposed to independent agents paid commissions, also contributed to the increase. The Company's strategy regarding acquisitions includes, in part, the reduction of general and administrative expenses through the elimination of redundant overhead functions and the extension of the Company's management systems and policies. While comparing 1996 with 1995, general and administrative expenses as a percentage of revenue show a year-to-year increase; quarterly results show that since the second quarter of 1996, when the acquisition of Dental Care took place, general and administrative expenses as a percentage of revenues have decreased from 22.5% in the second quarter of 1996 to 20.7% in the fourth quarter of 1996. The Company believes further assimilation of acquired business will continue to result in reductions of general and administrative costs, subject to the temporary increases caused by any future acquisitions.



                                     TEN

                           MANAGEMENT'S DISCUSSION

                     AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS

     Depreciation and amortization expense increased $2.4 million, or 89.7%, to $5.1 million in 1996 from $2.7 million in 1995. Amortization of intangible assets (goodwill and non-compete agreements) increased $1.8 million to $3.8 million in 1996. Of this increase, $1.3 million is the result of additional goodwill amortization recorded following the Texas Dental and Dental Care acquisitions. The remaining $0.5 million of the increase is primarily due to the amortization of CompDent goodwill being recorded for only that portion of 1995 following the acquisition compared to the full 12 months in 1996. Depreciation expense increased $636,000 due to additional office furniture, equipment, and leasehold improvements obtained in conjunction with the acquisitions in January 1996 and May 1996, and for new office space occupied by the Company in September 1996. Depreciation expense in 1997 is expected to be slightly higher due to the addition of leasehold improvements, and computer and phone equipment.

     Interest income decreased from $735,000 in 1995 to $585,000 in 1996. Interest income consists of interest earned on available cash balances as well as interest earned on cash balances which are restricted by state regulatory agencies. Interest income declined due to the Company having less cash to invest in 1996, due to the completion of the Texas Dental and Dental Care acquisitions.

     Interest expense decreased slightly to $1.9 million in 1996 from $2.0 million in 1995. The Company had $26.6 million of debt outstanding from January 1995, of which $1.0 million was retired with proceeds from operating cash flows and the remainder with proceeds from the Company's initial public offering in June 1995. The Company incurred $25.0 million of new indebtedness in July 1995 under its revolving credit facility to partially finance the CompDent acquisition and repaid this indebtedness in August 1995 with proceeds from the second stock offering. In May 1996, $38.0 million was borrowed under the revolving credit facility to finance the acquisition of Dental Care. At each quarter end, the Company draws from its credit facility to pay down intercompany balances. Any future acquisitions may cause the Company to incur additional indebtedness under its revolving credit facility or otherwise.

     Other expense and income items total $219,000 in 1996, consisting mainly of the gain on sale of unneeded properties obtained in past acquisitions.

     In 1996, the Company's effective income tax rate increased to 44.3% compared with 42.0% in 1995. The increase is primarily attributable to additional nondeductible goodwill amortization recorded in 1996 following the recent acquisitions.

Year ended December 31, 1995, compared to year ended December 31, 1994

     Revenues increased by $51.5 million, or 93.3%, to $106.7 million in 1995 from $55.2 million in 1994. This increase was primarily attributable to a $50.5 million, or 92.9%, increase in subscriber premiums to $104.9 million in 1995 from $54.4 million in 1994. The addition of DentiCare and UniLife subscriber premiums following the acquisitions of these companies in December 1994 accounted for $12.6 million and $14.3 million, respectively, of this increase. CompDent subscriber premiums provided an additional $16.5 million following the July 1995 acquisition. The remaining $7.1 million increase in subscriber premiums was attributable to an increase in the Company's subscriber base during 1995. Other revenue increased by $944,000, or 115.3%, to $1.8 million in 1995 from $819,000 in 1994 due primarily to the addition of UniLife investment and reinsurance fee revenue in 1995.

     Dental care providers' fees and claims costs increased $32.0 million, or 105.6%, to $62.2 million in 1995 from $30.3 million in 1994. Dental care providers' fees increased to 56.4% from 54.8% of managed dental care subscriber premiums in 1995 and 1994, respectively, due to the addition of DentiCare and CompDent dental care providers' fees at 56.0% and 61.1% of such subscriber premiums following these acquisitions. Dental claims of $12.1 million were recorded in 1995, representing 75.5% of indemnity dental premium revenue. UniLife indemnity insurance plans were fully reinsured as of October 1, 1995. In 1995, CompDent had $3.5 million in annualized revenues whereby dentists were reimbursed for services rendered through claim payments.

     Commissions increased $4.0 million, or 58.3%, to $10.8 million in 1995 from $6.8 million in 1994. The addition of DentiCare and UniLife commissions accounted for $677,000 and $1.9 million, respectively, of this increase. CompDent commissions accounted for an additional $834,000 following the July 5, 1995, acquisition. As a percentage of revenues, commissions decreased to 10.1% in 1995 from 12.3% in 1994. Commissions on existing subscriber revenues were 12.0% combined with DentiCare, UniLife, and CompDent commissions of 5.4%, 13.4%, and 5.0%, respectively, for 1995. The slight decrease as a percentage of the existing subscriber revenues was primarily attributable to an increase in the number of large employer groups for which the Company's direct sales force typically plays an active role in sales and servicing, resulting in a


                                   ELEVEN

                           MANAGEMENT'S DISCUSSION

                     AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS


lower commission rate or no commissions being paid to independent agents with respect to these accounts. The costs associated with the increased number of sales representatives employed by the Company were reflected in general and administrative expenses, rather than commissions.

     Premium taxes increased as a percentage of revenues to 1.3% in 1995 from 1.2% in 1994. This increase was a result of the addition of DentiCare and UniLife premiums which are subject to a higher Texas premium tax rate of approximately 2.5%.

     General and administrative expenses increased $9.2 million, or 90.7%, to $19.4 million in 1995 from $10.2 million in 1994. As a percentage of revenues, this expense decreased to 18.2% in 1995 from 18.5% in 1994. This decrease as a percentage of revenues is due to the realization of cost savings following the acquisitions of DentiCare and UniLife, partially offset by a higher level of CompDent general and administrative expenses, following the July 5, 1995, acquisition.

     Depreciation and amortization expense increased $522,000, or 23.8%, to $2.7 million in 1995 from $2.2 million in 1994. This increase is attributable to additional goodwill amortization recorded following the DentiCare, UniLife, and CompDent acquisitions, partially offset by a decrease in depreciation expense. Depreciation expense for 1994 included a one-time charge of $664,000 associated with a change in the estimated depreciable lives of certain computer hardware and software.

     Interest income increased $654,000, or 807.4%, to $735,000 in 1995 from $81,000 in 1994 as a result of the Company investing excess cash balances remaining from the second stock offering in August 1995.

     Interest expense decreased $494,000, or 20.0%, to $2.0 million in 1995 from $2.5 million in 1994. The Company repaid its existing indebtedness on June 1, 1995, with proceeds from its initial public offering, including $12 million of new indebtedness incurred at the end of 1994 to partially finance the DentiCare and UniLife acquisitions. The Company incurred $25 million of new indebtedness in July 1995 under its revolving credit facility to partially finance the CompDent acquisition and repaid this outstanding indebtedness in August 1995 with proceeds from the second stock offering. Interest expense in 1994 was attributable to indebtedness incurred to finance the Company's 1993 acquisition.

     The Company's effective income tax rate decreased to 42.0% in 1995 from 48.4% in 1994 due primarily to tax-free interest income recorded and a lower proportion of nondeductible goodwill to taxable income in 1995.

     On June 1, 1995, in conjunction with the repayment of existing indebtedness following the Company's initial public stock offering, the Company wrote off unamortized loan fees of $498,000, net of a tax benefit of $305,000. This write-off is presented as an extraordinary item for the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of cash in 1996 have been operating activities and borrowings under its revolving line of credit. The primary uses of cash for the period were the acquisitions of Texas Dental and Dental Care.

     Cash flows from operating activities were $9.5 million and $8.5 million for 1996 and 1995, respectively. Cash flows from operations consist primarily of subscriber premiums and investment income net of capitation payments to panel dentists, claims paid, brokers' and agents' commissions, general and administrative expenses, and income tax payments. The Company receives some premium payments in advance of anticipated capitation payments and claims and invests cash balances in excess of current needs in interest-bearing accounts.

     Cash used in investing activities was $64.5 million in 1996 and $31.1 million in 1995. The increase in cash used relates primarily to $62.5 million used to acquire Texas Dental and Dental Care in January and May 1996, respectively, compared to $31.2 million used for the acquisition of CompDent in July 1995. The $1.3 million increase in capital expenditures for 1996 compared with 1995 is due primarily to purchases of new office furniture, equipment and leasehold improvements for new office space occupied by the Company in September 1996, and enhancements and upgrades to computer and communications equipment. The Company expects to make additional capital expenditures of approximately $4.0 million in 1997, mainly for further enhancements to its computer and telephone equipment.

     Cash flows from financing activities in 1996 were $41.6 million, representing borrowings under the Company's revolving line of credit to finance the acquisition of Dental Care and to repay intercompany borrowings to its regulated



                                   TWELVE

                           MANAGEMENT'S DISCUSSION

                     AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS

subsidiary companies at quarter-ends. Cash provided by financing activities was $53.3 million in 1995, which primarily represents the net of initial public offering proceeds of $51.4 million, secondary offering proceeds of $42.0 million, and the use of $39.9 million of these proceeds to repay outstanding indebtedness and retire preferred stock.

     On June 30, 1995, the Company obtained a reducing revolving $35 million line of credit (the "Credit Facility") from banks. On July 5, 1995, to partially finance the acquisition of CompDent, the Company borrowed $25 million under the Credit Facility. On May 3, 1996, the Credit Facility was amended to increase the available line of credit to $65 million. On May 7, 1996, the Company borrowed $38 million under the Credit Facility to finance the acquisition of Dental Care. The Credit Facility as amended requires a 33% reduction in available borrowings on December 31, 1998, a 33% reduction in available borrowings on December 31, 1999, and expiration of the Credit Facility on December 31, 2000. Outstanding indebtedness under the Credit Facility bears interest, at the Company's option, at a rate equal to the prime rate plus up to 1/4% or LIBOR plus up to 1 3/4%, with the margin over the prime rate and LIBOR decreasing as the ratio of consolidated debt to EBITDA decreases. Currently borrowings under the Credit Facility bear interest at the LIBOR-based rate. The Credit Facility prohibits payment of dividends and other distributions and restricts or prohibits the Company from making certain acquisitions, incurring indebtedness, incurring liens, disposing of assets or making investments; and requires it to maintain certain financial ratios on an ongoing basis. The Credit Facility is collateralized by pledges of the stock of the Company's direct and indirect subsidiaries. The Company had $41.7 million of borrowings outstanding as of December 31, 1996, under the Credit Facility.

     The Company believes that cash flow generated by operations will be sufficient to fund its normal working capital needs and capital expenditures for at least the next 24 months. Historically, the Company's operations have not been capital intensive; however, the Company's recent initiative in the establishment of dental offices through its subsidiary operation Dental Health Management, Inc. will present capital needs, the extent of which is indeterminate. Additional financing, under the Credit Facility or otherwise, will be required in connection with an acquisition or acquisitions which the Company may consummate in the future.

     Under applicable insurance laws of most states in which the Company conducts business, the Company's subsidiary operating in the particular state is required to maintain a minimum level of net worth and reserves. In general, minimum capital requirements are more stringent for insurance companies, such as UniLife. The Company may be required from time to time to invest funds in one or more of its subsidiaries to meet regulatory capital requirements. Applicable laws generally limit the ability of the Company's subsidiaries to pay dividends to the extent that required regulatory capital would be impaired, and dividend payments are further restricted under the Credit Facility.

LITIGATION

     American Prepaid and its Florida subsidiary, American Dental Plan, Inc., are currently defendants to a civil complaint filed by three participating dentists (one of which has since withdrawn) who have entered into Participating Dentist Agreements with various subsidiaries of the Company ("Subsidiaries"). The complaint alleges a breach of contract and seeks damages based on the failure of each Subsidiary to make capitation payments to the participating dentists for the period of time between when affected subscribers enroll and the time at which the subscribers select a dentist. The plaintiffs are attempting to bring the suit as a class action. In an order issued July 22, 1996, the trial court ruled that the case could not proceed as a class action. The plaintiffs have appealed this order denying class certification.

     The Company believes its interpretation and administration of the Participating Dentist Agreements are correct and, therefore, is vigorously defending the suit. While the ultimate outcome of this lawsuit cannot at this time be predicted with certainty, management does not expect that this matter will have a material adverse effect on the consolidated financial position, cash flows or results of operations of the Company.

INFLATION

     The Company does not believe that its financial performance has been or will be materially affected by inflation.



                                    THIRTEEN

                                CONSOLIDATED

                               BALANCE SHEETS

December 31, 1996 and 1995 (Dollars in Thousands, Except Share and Per Share
                                    Data)



                                                              1996      1995
--------------------------------------------------------------------------------
ASSETS
  Current assets:                                          $ 26,959  $ 40,388
  Cash and cash equivalents
  Accrued interest receivable                                    48        84
  Premiums receivable from subscribers                        3,121     3,637
  Income taxes receivable                                       247
  Assets held for sale                                                    532
  Deferred income taxes                                       3,106     1,416
  Other current assets                                          602       197
                                                           ------------------
    Total current assets                                     34,083    46,254
                                                           ------------------
  Restricted funds                                            2,070     1,463
  Property and equipment, net of accumulated depreciation     2,977     1,937
  Excess of purchase price over net assets acquired         135,040    71,063
  Noncompetition agreements                                     945     1,521
  Unamortized loan fees                                         189       172
  Reinsurance receivable                                      5,388     6,332
  Cash surrender value of officers' life insurance              140       155
  Deferred income taxes                                       2,026       243
  Other assets                                                1,309       256
                                                           ------------------
                                                           $184,167  $129,396
                                                           ------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Unearned revenue                                          $ 9,582   $10,300
  Accounts payable and accrued expenses                      10,956     7,372
  Income taxes payable                                                    883
  Accrued interest payable                                      390
  Life policy and contract claims reserves                       68        37
  Dental claims reserves                                      1,421     2,437
  Other current liabilities                                   1,856        12
                                                           ------------------
    Total current liabilities                                24,273    21,041
                                                           ------------------
  Aggregate reserves for life policies and contracts          5,338     5,323
  Aggregate reserves for dental contracts                                 172
  Notes payable                                              41,663
  Deferred compensation expense                                 338       384
  Other liabilities                                             372       299
                                                           ------------------
    Total liabilities                                        71,984    27,219
                                                           ------------------
Commitments and contingencies
 Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares
    authorized, none issued at December 31, 1996
  Common stock, $.01 par value, 50,000,000 and 18,000,000
    shares authorized at December 31, 1996 and 1995, respectively,
    10,066,004 and 10,016,693 shares issued and outstanding at
    December 31, 1996 and 1995, respectively                    101       100
 Additional paid-in capital                                  95,820    95,707
 Retained earnings                                           16,262     6,370
                                                           ------------------
    Total stockholders' equity                              112,183   102,177
                                                           ------------------
                                                           $184,167  $129,396
                                                           ------------------


 The accompanying notes are an integral part of these consolidated financial statements.


                                  FOURTEEN

                                CONSOLIDATED

                            STATEMENTS OF INCOME

            for the years ended December 31, 1996, 1995, and 1994
           (Dollars in Thousands, Except Share and Per Share Data)





                                                                     1996           1995           1994
----------------------------------------------------------------------------------------------------------
Revenues:
  Subscriber premiums                                           $   135,807      $ 104,898      $   54,373
  Other revenue                                                       5,262          1,763             819
                                                                ------------------------------------------
    Total revenue                                                   141,069        106,661          55,192

Expenses:
  Dental care providers' fees and claim costs                        73,431         62,218          30,262
  Commissions                                                        12,184         10,763           6,800
  Premium taxes                                                       1,018          1,392             638
  General and administrative                                         30,394         19,435          10,189
  Depreciation and amortization                                       5,153          2,717           2,195
                                                                ------------------------------------------
    Total expenses                                                  122,180         96,525          50,084
                                                                ------------------------------------------
    Operating income                                                 18,889         10,136           5,108
                                                                ------------------------------------------
Other expense (income):                                                (585)          (735)            (81)
  Interest income
  Interest expense                                                    1,935          1,970           2,464
  Other, net                                                           (219)           (68)              4
                                                                ------------------------------------------
    Total other expense                                               1,131          1,167           2,387
                                                                ------------------------------------------
  Income before provision for income taxes
    and extraordinary item                                           17,758          8,969           2,721
Income tax provision                                                  7,866          3,765           1,316
                                                                ------------------------------------------
  Income before extraordinary item                                    9,892          5,204           1,405
Extraordinary loss on early extinguishment of debt,
    net of applicable tax benefit of $305 (see Note 8)                                (498)
                                                                ------------------------------------------
  Net income                                                    $     9,892      $   4,706      $    1,405
                                                                ------------------------------------------
  Income per common share:
    Income before extraordinary item                            $       .97      $      .68            .30
    Extraordinary loss                                                                 (.07)
                                                                ------------------------------------------
  Net income per common share                                   $       .97      $      .61     $      .30
                                                                ------------------------------------------
  Weighted average common shares outstanding                    10,176,756       7,351,655      4,252,489
                                                                ==========================================




 The accompanying notes are an integral part of these consolidated financial statements.



                                   FIFTEEN

                          CONSOLIDATED STATEMENTS OF

                             STOCKHOLDERS' EQUITY

            For the years ended December 31, 1996, 1995, and 1994
                      (Dollars and Shares in Thousands)


                                                Class A                      Additional
                                             Common Stock      Common Stock   Paid-In   Retained
                                            Shares  Value     Shares  Value   Capital   Earnings     Total
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                   1,287    $ 13     2,305     $23  $ 1,276     $  587   $  1,899
Issuance of Class A Common Stock               556       5                      1,001         (1)     1,005
Net Income                                                                                 1,405      1,405
Accumulated preferred stock dividend                                                        (109)      (109)
                                           ----------------------------------------------------------------
Balance, December 31, 1994                   1,843      18     2,305      23    2,277      1,882      4,200
Issuance of Common Stock in initial
  public offering, net of issuance costs                       3,933      40   51,402                51,442
Conversion of Class A Common Stock
  to Common Stock in connection with
  public offering                           (1,843)    (18)    1,843      18
Issuance of Common Stock in second
  offering, net of issuance costs                              1,935      19   42,028                42,047
Net income                                                                                 4,706      4,706
Accumulated preferred stock dividend                                                        (218)      (218)
                                           ----------------------------------------------------------------
Balance, December 31, 1995                       0       0    10,016     100   95,707      6,370    102,177
Issuance of Common Stock pursuant
  to option agreements                                            48       1       65                    66
Issuance of Common Stock pursuant
  to employee stock purchase plan                                  2               48                    48
Net Income                                                                                 9,892      9,892
                                           ----------------------------------------------------------------
Balance, December 31, 1996                       0    $  0    10,066   $ 101  $95,820    $16,262   $112,183
                                           ================================================================






 The accompanying notes are an integral part of these consolidated financial statements.




                                   SIXTEEN

                          CONSOLIDATED STATEMENTS OF

                                  CASH FLOWS

            for the years ended December 31, 1996, 1995, and 1994
                            (Dollars in Thousands)


                                                                   1996          1995          1994
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                   $  9,892      $  4,706      $  1,405
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                 5,248         2,855         2,391
    (Gain) loss on sale of assets held for sale                    (174)           23
    Gain on sale of property and equipment                          (53)
    Extraordinary loss on early extinguishment of debt                            803
    Deferred income tax expense (benefit)                         1,526          (255)         (282)
    Changes in assets and liabilities:
        Premiums receivable from subscribers                      1,813          (203)         (387)
        Income taxes receivable                                    (231)          213           301
        Other assets                                                (73)       (1,181)          109
        Unearned revenue                                         (1,445)        1,213           366
        Accounts payable and accrued expenses                    (3,200)         (424)        1,686
        Income taxes payable                                       (903)          854
        Other liabilities                                        (2,895)         (146)          (44)
                                                               ------------------------------------
        Net cash provided by operating activities                 9,505         8,458         5,545
                                                               ------------------------------------
Cash flows from investing activities:
  Additions to property and equipment                            (2,394)       (1,076)         (343)
  Proceeds from sale of assets held for sale                        694         1,323
  Increase in restricted cash                                      (607)         (106)
  Proceeds from sale of property                                    253
  Cash surrender value of life insurance                             15           (28)          (38)
  Purchases of businesses, net of cash acquired                 (62,462)      (31,188)      (14,784)
                                                               ------------------------------------
        Net cash used in investing activities                   (64,501)      (31,075)      (15,165)
                                                               ------------------------------------
Cash flows from financing activities:
  Proceeds from notes payable                                                                12,000
  Repayment of notes payable                                                  (26,600)       (4,800)
  Borrowings under credit agreement                              57,697        25,000
  Repayments under credit agreement                             (16,034)      (25,000)
  Loan fees paid                                                   (112)         (240)         (202)
  Repayment of subordinated notes                                              (7,947)
  Proceeds from issuance of preferred stock                                                   4,000
  Retirement of preferred stock                                                (5,377)
  Proceeds from issuance of common stock                                                      1,004
  Proceeds from initial public offering, net of issuance costs                 51,442
  Proceeds from second public offering, net of issuance costs                  42,047
  Proceeds from exercise of stock options                            66
  Proceeds from employee stock purchase plan                         48
  Other                                                             (98)
                                                               ------------------------------------
        Net cash provided by financing activities                41,567        53,325        12,002
                                                               ------------------------------------
        (Decrease) increase in cash and cash equivalents        (13,429)       30,708         2,382
Cash and cash equivalents, beginning of period                   40,388         9,680         7,298
                                                               ------------------------------------
Cash and cash equivalents, end of period                       $ 26,959      $ 40,388      $  9,680
Supplemental disclosures of cash flow information:             ====================================
  Cash paid during the period for:
    Interest                                                   $  1,450      $  1,961      $  1,716
                                                               ====================================
    Income taxes                                               $  7,474      $  2,619      $  1,198
                                                               ====================================



 The accompanying notes are an integral part of these consolidated financial statements.



                                  SEVENTEEN

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

1. ORGANIZATION AND BASIS OF PRESENTATION

     CompDent Corporation and subsidiaries (collectively, the "Company") operate a system of dental benefit plans in 23 states. The Company's primary source of revenue is managed dental care plans offered either separately or together with a traditional indemnity insurance plan, underwritten by a third-party, under a "dual-choice" plan. The Company markets its plans primarily through independent agents to private and governmental employers. Dental services are provided through a network of selected independent dentists who are responsible for each member's individual dental care. The Company currently conducts business principally in Florida, Georgia, Kentucky, Texas, Illinois and Ohio. For the years ended December 31, 1996, 1995, and 1994, Florida operations accounted for approximately 35%, 42%, and 73%, respectively, of the Company's revenues.

2. SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, American Prepaid Professional Services, Inc. (American Prepaid), and through American Prepaid, the following wholly owned subsidiaries: American Dental Plan, Inc. (a Florida corporation); American Dental Plan of Georgia, Inc.; American Prepaid Dental Plan of Ohio, Inc.; American Dental Plan of Alabama, Inc.; American Dental Plan, Inc. (a North Carolina corporation); American Dental Plan of North Carolina, Inc.; DentiCare, Inc. (DentiCare); UniLife Insurance Company (UniLife); CompDent Corporation and its wholly owned subsidiaries; Texas Dental Plans, Inc.; National Dental Plans, Inc.; Dental Plans International, Inc.; Dental Provider Resources, Inc.; and Dental Care Plus Management, Corp. and its wholly owned subsidiary, CompDent of Illinois, Inc. (formerly I.H.C.S.). All significant intercompany balances and transactions have been eliminated in consolidation.

SUBSCRIBER PREMIUMS - Managed care subscriber premiums revenue is recognized as earned over the related contract period. The unexpired portion of such revenue collected is reported as unearned revenue in the consolidated balance sheets. Indemnity dental and life premiums are recognized as earned on a pro rata basis over the risk coverage periods. Reserves are provided for the portion of premiums written for dental and life insurance which relate to the unexpired coverage period.

DENTAL CARE PROVIDERS' FEES AND CLAIM COSTS - The Company contracts with various independent dentists to provide services to covered enrollees. Most dentists participating in the managed dental care plan are compensated by the Company on a capitation basis. Indemnity dental and life benefits are charged to expense in the period that the claims are incurred.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK- The Company collects the majority of its revenue before services are provided. However, in instances where this does not occur, the Company extends credit without requiring collateral. Management believes exposure to losses on receivables is minimal due to the nature of this business and the fact that the financial condition of the Company's groups is monitored closely.

The Company's cash and restricted funds in financial institutions exceeded the federally insured deposit limit by $27,336 and $39,017 at December 31, 1996 and 1995, respectively.

ASSETS HELD FOR SALE - Assets held for sale are stated at the lower of cost or estimated net realizable value. At December 31, 1995, the former corporate office of UniLife with a carrying value of $532 was classified as a current asset. In 1996, the Company sold this office and recognized a gain of $174.

PROPERTY AND EQUIPMENT - Property and equipment are carried at cost less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of two to seven years of the related assets. Maintenance and repairs are charged to expense as incurred. Upon sale, retirement or other disposition of these assets, the cost and the related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in income.




                                   EIGHTEEN

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

     During 1994, the Company changed the estimated useful lives of certain of its computer hardware and software from five years to two years. Management believes this change better aligns the allocation of these costs with their expected use and results in useful lives more consistent with technological expectations. The effect of this change in estimate on pretax income was a decrease of $664 in 1994. The change in estimate had no effect on cash flow. Depreciation expense was $1,350, $719, and $998, for the years ended December 31, 1996, 1995, and 1994, respectively.

INTANGIBLE ASSETS - Deferred financing costs are amortized as an increase to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements (see Note 7). Accumulated amortization at December 31, 1996 and 1995, was $130 and $34, respectively.

     Noncompetition agreements are amortized on a straight-line basis over the terms of the related agreements. Accumulated amortization at December 31, 1996 and 1995, was $2,135 and $1,509, respectively.

     The excess of purchase price over net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years. The Company assesses the recoverability and the amortization period of the goodwill by determining whether the amount can be recovered through undiscounted cash flows of the businesses acquired, excluding interest expense and amortization, over the remaining amortization period. If impairment was indicated by this analysis, measurement of the loss would be based on the fair market value of the businesses acquired. The Company considers external factors relating to each acquired business, including local market developments, regional and national trends, regulatory developments and other pertinent factors in making its assessment. The Company does not believe there currently are any indicators that would require an adjustment to the carrying value of the goodwill or its remaining life as of December 31, 1996. Accumulated amortization at December 31, 1996 and 1995, was $5,432 and $2,270, respectively.

INCOME TAXES - Under SFAS No. 109, deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

     The Company and its subsidiaries file a consolidated U.S. federal income tax return. Subsidiaries are allocated a tax provision as if each subsidiary filed separate income tax returns.

AGGREGATE RESERVE FOR POLICIES AND CONTRACTS - The Company's financial position includes liabilities associated with indemnity insurance coverage. Liabilities for future life policy benefits are computed by the net level premium method based upon estimated future investment yield, mortality and withdrawal assumptions, commensurate with the Company's experience. Assumed mortality is based on various industry published tables, modified as appropriate for the Company's actual experience.

POLICY AND CONTRACT CLAIMS RESERVES - The Company's financial position includes liabilities associated with indemnity insurance coverage. Policy and contract claims reserves include provisions for reported claims and claims incurred but not reported based upon analyses of historical claim development patterns. Estimates and assumptions with respect to the Company's policy and contract claims reserves are required in accordance with generally accepted accounting principles. Actual results could differ from these estimates. Changes in these estimates are reflected in the results of operations in the period in which such changes occur.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amount of the Company's cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of the Company's notes payable approximates its carrying amount because the interest rate associated with the debt is variable.

LONG-LIVED ASSETS - In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes indicate the carrying amount may not be recoverable. Implementing the requirements of SFAS 121 did not have a material impact on the financial position, results of operations or cash flows of the Company.



                                   NINETEEN

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

STOCK-BASED COMPENSATION - In 1996, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for stock-based employee compensation plans. In accordance with the provisions of SFAS No. 123, the Company has chosen to continue to apply the accounting provisions of Accounting Principles Board
(APB) No. 25, Accounting for Stock Issued to Employees, to its stock-based employee compensation arrangements. Implementing the disclosure provisions of SFAS No. 123, which supersede the disclosure requirements of APB No. 25, did not have any material effect on the financial position, results of operations or cash flows of the Company (see Note 9).

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING COSTS - Costs of advertising are expensed when incurred.

EARNINGS PER SHARE - Earnings per share are computed by deducting preferred dividends ($0, $218, and $109 for the years ended December 31, 1996, 1995, and 1994, respectively) from net income. This amount is then divided by the weighted average number of common shares outstanding and common stock equivalents, which consist of stock options. The number of common stock equivalents is determined using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the initial offering price of $14.50 per share during the 12 months immediately preceding the date of the filing of the Registration Statement associated with that offering have been included in the calculation of common shares and common equivalent shares, using the treasury stock method, as if they had been outstanding for all periods presented.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with current year presentation.

3. REGULATORY REQUIREMENTS AND RESTRICTED FUNDS

     The Company has set aside certificates of deposit bearing interest at variable rates as required by various state statutes. Additionally, the subsidiaries of American Prepaid are required to maintain certain levels of regulatory capital for statutory reporting. At December 31, 1996 and 1995, the various subsidiaries were required to cumulatively maintain approximately $3,663 and $1,375, respectively, in capital and surplus. Accordingly, the subsidiaries may be limited in their ability to pay dividends to American Prepaid, and it in turn to the Company.

4. BUSINESS COMBINATIONS

     Effective July 5, 1995, the Company completed the acquisition of CompDent Corporation (CompDent), a Kentucky-based provider of managed dental care plans, and affiliated entities, for an aggregate purchase price (including transaction costs) of $33,600. The acquisition was financed partially through borrowings of $25,000 under the Company's revolving credit facility and partially with proceeds remaining from the Company's initial public offering. The acquisition of CompDent was accounted for using the purchase method of accounting with the results of operations and cash flows of the businesses acquired included from the effective date of the acquisition. The acquisition resulted in excess of purchase price over net assets acquired of $34,300 which is being amortized over 40 years.

     The following is a summary of assets acquired, liabilities assumed, and consideration paid in connection with the acquisition:

         Fair value of assets acquired, including goodwill   $ 37,279
         Cash paid for assets acquired, net of cash acquired  (29,823)
         Acquisition costs paid                                (1,060)
                                                             --------
         Liabilities assumed                                 $  6,396
                                                             ========



                                    TWENTY

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

     Effective January 8, 1996, the Company completed the acquisition of Texas Dental Plans, Inc., a Texas-based referral fee-for-service dental company, and affiliated entities (Texas Dental), for an aggregate cash purchase price of approximately $23,000. The acquisition was funded with net proceeds remaining from the Company's second stock offering. The Texas Dental acquisition was accounted for using the purchase method of accounting, with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in excess of purchase price over net assets acquired of $26,000 which is being amortized over 40 years.

     The following is a summary of assets acquired, liabilities assumed, and consideration paid in connection with the acquisition:

         Fair value of assets acquired, including goodwill    $ 27,239
         Cash paid for assets acquired, net of cash acquired   (23,132)
         Acquisition costs paid                                   (540)
                                                              --------
         Liabilities assumed                                  $  3,567
                                                              ========


     Effective May 8, 1996, the Company acquired all of the outstanding capital stock and options of Dental Care Plus Management, Corp. (Dental Care). The aggregate purchase price for Dental Care and its wholly owned subsidiary, I.H.C.S., Inc. (I.H.C.S.), was $38,000, of which the Company paid approximately $27,000 in cash and assumed approximately $11,000 in accrued liabilities. Dental Care and its subsidiary, I.H.C.S., are based in Chicago, Illinois, and provide managed dental care services through a network of dental care providers. Dental Care also acts as a third-party administrator and provides management services to Health Care Systems, Inc. (HCS), a non-profit dental company. The Company financed the purchase of Dental Care as well as satisfaction of the assumed liabilities by drawing down the Company's revolving credit facility. The acquisition of Dental Care was accounted for using the purchase method of accounting with the results of operations of the businesses acquired included from the effective date of the acquisition. The acquisition resulted in excess of purchase price over net assets acquired of $39,700 which is being amortized over 40 years. During the third quarter, the Company finalized its allocation of the purchase price of Dental Care which resulted in an increase to excess of purchase price over net assets acquired of $1,500 to $41,200.

     The following is a summary of assets acquired, liabilities assumed, and consideration paid in connection with the acquisition:

         Fair value of assets acquired, including goodwill     $ 46,770
         Cash paid for assets acquired, net of cash acquired    (26,836)
         Acquisition costs paid                                    (843)
                                                               --------
         Liabilities assumed                                   $ 19,091
                                                               ========


     Unaudited pro forma results of operations of the Company for the years ended December 31, 1996 and 1995, are included below. Such pro forma presentation has been prepared assuming that the Dental Care and Texas Dental acquisitions had occurred as of January 1, 1996, and January 1, 1995, the CompDent acquisition and the initial public offering and second stock offering had occurred as of January 1, 1995.


                                               1996      1995
Revenues                                     $147,243  $135,340
                                             ==================
Income before extraordinary item             $  8,767  $  7,710
                                             ==================
Net income                                   $  8,767  $  7,212
                                             ==================
Income per common share:
  Income before extraordinary item           $    .86  $    .74
  Extraordinary item                                       (.05)
                                             ------------------
  Net income per common share                $    .86  $    .69
                                             ==================


     The unaudited pro forma results include the historical accounts of the Company and historical accounts of the acquired businesses and pro forma adjustments including the amortization of the excess purchase price over the fair value of the net assets acquired; the amortization for the noncompete agreements entered into by the former owners of CompDent, Texas Dental and Dental Care; the reduction of revenues for an intercompany management fee charged by



                                  TWENTY-ONE

                             NOTES TO CONSOLIDATED

                              FINANCIAL STATEMENTS

            (Dollars in Thousands, Except Share and Per Share Data)

Dental Care to its subsidiary I.H.C.S.; the reductions of revenues for UniLife business reinsured effective October 1, 1995; the elimination of consulting costs incurred by Dental Care under various contractual arrangements with related entities of Dental Care which were terminated upon the Company's purchase of Dental Care; the elimination of salaries and benefits paid to the former employee owners of CompDent and Texas Dental who will not be replaced; the reduction in depreciation expense to reflect the sale of certain non-operating assets to the former owners of CompDent; the elimination of interest expense assuming the repayment of debt with offering proceeds; and the applicable income tax effects of these adjustments. The pro forma results of operations are not necessarily indicative of actual results which may have occurred had the operations of the acquired companies been combined in prior periods.

5. PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following as of December 31, 1996 and 1995:


                                                            1996     1995
Land                                                                $    37
Building                                                                116
Office furniture and equipment                            $ 1,836     1,152
Data processing equipment and software                      3,085     2,238
Leasehold improvements                                      1,278       636
                                                          -----------------
                                                            6,199     4,179
Less:  accumulated amortization and depreciation           (3,222)   (2,242)
                                                          -----------------
Property and equipment, net                               $ 2,977   $ 1,937
                                                          =================


6. INCOME TAXES

     Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. Income tax expense consists of the following:


                                   1996    1995    1994
Currently payable:
  Federal                        $5,286  $3,427  $1,440
  State                           1,054     593     158
                                 ----------------------
                                  6,340   4,020   1,598
                                 ----------------------
Deferred:
  Federal                         1,386    (217)   (253)
  State                             140     (38)    (29)
                                 ----------------------
                                  1,526    (255)   (282)
                                 ----------------------
                                 $7,866  $3,765  $1,316
                                 ======================


     The differences between actual income tax expense and income tax expense computed using the federal statutory income tax rate were as follows:

                                                       1996    1995    1994
Computed "expected" tax expense                      $6,215  $3,049  $  925
Nondeductible goodwill amortization                   1,106     477     200
Tax-exempt interest                                     (73)    (89)
State income taxes, net of federal benefit              825     357      85
(Decrease) increase in valuation allowance             (131)     88      25
Other, net                                              (76)   (117)     81
                                                     ----------------------
Income tax expense                                   $7,866  $3,765  $1,316
                                                     ======================



                                  TWENTY-TWO

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)


Components of deferred tax balances as of December 31, 1996 and 1995, are as follows:

                                                                                          1996    1995
Deferred tax assets:
  Unearned revenue                                                                     $   215  $   423
  Investments held for sale                                                                          63
  Investment in affiliate                                                                   36       33
  Property and equipment, net                                                              288      217
  Accrued liabilities                                                                    3,503      975
  Net operating loss carryforwards                                                       5,065      997
  Capital loss carryforward                                                                204      186
                                                                                       ----------------
Total deferred tax asset                                                                 9,311    2,894
Valuation allowance                                                                     (3,750)  (1,106)
                                                                                       ----------------
Net deferred tax asset                                                                   5,561    1,788
                                                                                       ----------------
Deferred tax liabilities:
  Reserves                                                                                 429      123
  Other assets                                                                                        6
                                                                                       ----------------
Total deferred tax liability                                                               429      129
                                                                                       ----------------
Total net deferred tax asset                                                           $ 5,132  $ 1,659
                                                                                       ================


     From December 31, 1995, to December 31, 1996, the valuation allowance decreased by $131 excluding the increase in the valuation allowance added pursuant to the purchase of Dental Care. This was the result of the origination and reversal of temporary differences.

     SFAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established valuation allowances primarily for net operating loss carryforwards and capital loss carryforwards related to certain acquired companies due to uncertainty surrounding their utilization prior to expiration. For similar reasons the Company has established a valuation allowance for certain state operating loss carryforwards generated at the holding company level.

     To the extent that certain of the preacquisition loss carryforwards are utilized in the future and the associated valuation allowance reduced, the tax benefit thereof will be allocated to reduce excess of purchase price over net assets acquired. At December 31, 1996, the portion of the valuation allowance, if utilized, that would reduce excess of purchase price over net assets acquired is approximately $2,776.

     At December 31, 1996, certain subsidiaries have federal and state net operating loss carryforwards expiring as follows:


Year of Expiration                           Federal              State

1998                                                        $   195,678
2000                                                             72,013
2001                                                             20,503
2002                                     $   990,843
2003                                         706,138
2007                                                            564,400
2008                                                            903,421
2009                                          65,568            236,016
2010                                                          1,271,116
2011                                      11,225,684         12,050,460
                                         ------------------------------
                                         $12,988,233        $15,313,607
                                         ==============================



                                 TWENTY-THREE

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

7. LONG-TERM DEBT


  Long-term debt consists of the following at December 31, 1996:
    Notes payable pursuant to a $65,000 reducing revolving line of credit agreement with banks [interest accrues at prime plus up to 1/4% or LIBOR plus up to 1-3/4%, with the margin over prime and LIBOR decreasing as the ratio of consolidated debt to EBITDA
    (as defined) decreases; American Prepaid's borrowing rate at
    December 31, 1996 was 6.9%]                                        $41,663
                                                                       =======


     In June 1995, American Prepaid obtained a reducing revolving $35,000 line of credit (the "Credit Facility") from a combination of lenders. In May 1996, the Credit Facility was amended by the First Amendment which increased the line of credit to $65,000. American Prepaid pays a commitment fee of 0.375% per annum on any unused portion of the Credit Facility.

     The Credit facility as amended requires a 33% reduction in available borrowings on December 31, 1998, a 33% reduction in available borrowings on December 31, 1999, and expiration of the Credit Facility on December 31, 2000.

     The Credit Facility prohibits payment of dividends and other distributions and restricts or prohibits American Prepaid from making certain acquisitions, incurring indebtedness, incurring liens, disposing of assets or making investments, and requires it to maintain certain financial ratios on an ongoing basis. The Credit Facility is collateralized by pledges of the stock of the Company's and American Prepaid's direct and indirect subsidiaries.


        Aggregate maturities of long-term debt are as follows:
        Year Ending December 31:
          1999                                                  $19,996
          2000                                                   21,667
                                                                -------
                                                                $41,663
                                                                =======


8. STOCK OFFERINGS

     In anticipation of an initial public offering (IPO), the Company's Board of Directors, effective March 31, 1995, increased the number of shares authorized to 7,380,000, and effected a 1.8-for-1 stock split, effective in the form of a dividend. All references to the number of Company shares authorized, issued and outstanding have been adjusted to reflect the stock split on a retroactive basis.

     On May 24, 1995, the Company's IPO of 3,420,000 shares of common stock at an offering price of $14.50 per share was declared effective by the Securities and Exchange Commission. On June 1, 1995, the Company completed the IPO, issued the common stock and received net proceeds (after deducting issuance costs) of $44,527. On June 1, 1995, the Company sold an additional 513,000 shares of common stock at the initial offering price of $14.50 per share pursuant to the exercise of the overallotment option granted to the underwriters in the IPO. Net proceeds of $6,915 (after deducting issuance costs) were received by the Company.

     In accordance with the terms of the Class A common stock, upon consummation of the IPO, each outstanding share of Class A common stock converted to an outstanding share of common stock. In addition, all options to purchase Class A common stock converted to options to purchase common stock. All references to Class A common stock, where appropriate, have been changed to reflect the conversion to common stock.

     In accordance with the terms of the then existing 10% cumulative redeemable preferred stock and the 10% subordinated notes, the Company used approximately $5,400 and $7,900 of the net proceeds of the IPO to redeem the preferred stock and accumulated dividends thereon and the subordinated notes and accrued interest thereon, respectively. During the year ended December 31, 1995, the Company accumulated $218 in dividends through a charge to retained earnings and a credit to the carrying value of the preferred shares. In addition, the Company used approximately $26,600 of the net proceeds of the IPO to repay both of the then existing term loans payable to the bank.


                                 TWENTY-FOUR

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

     The repayment of the term loans in the second quarter resulted in a pretax extraordinary loss (due to the write-off of unamortized loan fees) on early extinguishment of debt of $498, net of a tax benefit of $305.

     On April 18, 1995, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 18,000,000 and to authorize the issuance of 2,000,000 shares of preferred stock, par value $0.01 per share, with such rights and preferences as the Board of Directors may establish from time to time. The stockholders then approved the elimination of the 10% cumulative preferred stock and the Class A common stock. Upon completion of the IPO and after the redemption of the preferred stock and the conversion of the Class A common stock to common stock, the Company filed certificates with the State of Delaware prohibiting the issuance of either form of stock.

     On August 22, 1995, a second stock offering of 3,400,000 shares of the Company's common stock at an offering price of $23.25 per share was declared effective by the Securities and Exchange Commission. Of the 3,400,000 shares offered, 1,500,000 were sold by the Company and 1,900,000 shares were sold by selling stockholders. The Company also sold 435,000 of the 510,000 underwriter overallotment shares. On August 25, 1995, the Company completed the second stock offering, issued 1,935,000 shares of common stock and received net proceeds (after deducting issuance costs) of $42,047. $25,000 in proceeds from the second stock offering were used to repay outstanding indebtedness under the Company's revolving credit facility.

     On April 29, 1996, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000.

9. STOCK OPTIONS

     Under the 1994 Stock Option and Grant Plan (the "1994 Plan"), the Company may issue to officers, employees, consultants and other key persons options to purchase up to 360,000 shares of the Company's common stock. The Option Committee may specify periods which options may be exercised following retirement or termination of employment.

     During 1996, the Company established the 1996 Stock Option Plan (the "1996 Plan") whereby the Company may issue to officers, employees, directors, consultants, advisors, and other key persons options to purchase up to 900,000 shares of the Company's common stock. Unless specified by the Option Committee, options are automatically terminated upon termination of employment.

     The 1994 and 1996 Plans allow for incentive and nonqualified stock options. Options granted are at an exercise price which is determined by the Option Committee of the Board of Directors. The exercise price of the incentive stock options shall not be less than fair market value of the stock on the date of grant. Options are exercisable in installments as designated by the Option Committee. Options granted under the plans shall expire no later than ten years after date of grant.

     During 1996, the Company established the Non-Employee Director's Stock Option Plan (the "Director's Plan") whereby the Company may issue to directors nonqualified options to purchase up to 100,000 shares of the Company's common stock. Options granted are at an exercise price which is determined by the Option Committee of the Board of Directors. The exercise price of the incentive stock options shall not be less than fair market value of the stock on the date of grant. Options are exercisable in installments over a four-year period. Options granted under the plan shall expire no later than ten years after date of grant.

     Prior to the adoption of the Director's Plan, the Company had granted options to certain of its directors to purchase 72,000 shares of common stock at $.49 per share. These options vest 25% per year and, unless exercised, expire at the end of six years. A total of 18,000, 36,000, and 18,000 of these options were exercisable at December 31, 1996, 1995, and 1994, respectively. During 1996, 36,000 options were exercised.



                                 TWENTY-FIVE

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)



Pertinent information regarding the Plans are as follows:

                                                          Number of      Range of     Weighted Average    Vesting
                                                           Options     Exercise Prices  Exercise Price   Provisions
-------------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1993                         72,000       $           .49   $  .49     25%/year
Options granted                                                55,800       $  2.96 -  5.89     4.66     25%/year
                                                              -------
Options outstanding, December 31, 1994                        127,800       $   .49 -  5.89     2.31     25%/year
Options granted                                               112,400       $ 14.50 - 29.00    24.82     25%/year
Options canceled                                              (28,800)      $  5.89 - 14.50    10.20
                                                              -------
Options outstanding, December 31, 1995                        211,400       $   .49 - 29.00    13.21     25%/year
Options granted                                               377,000       $ 29.75 - 42.75    32.45     25%/year
Options granted                                               270,000       $ 29.75 - 30.75    29.94     immediate
Options canceled                                              (36,700)      $  2.96 - 29.75    23.97
Options exercised                                             (47,700)      $   .49 -  5.89     1.37
                                                              -------
Options outstanding, December 31, 1996                        774,000       $   .49 - 42.75   $28.63
                                                              ======================================



The following table summarizes information about stock options outstanding at
                              December 31, 1996:


                     Options Outstanding             Options Exercisable
                 ----------------------------------------------------------
                                Weighted
                                Average    Weighted                Weighted
    Range of       Number      Remaining   Average     Number      Average
    Exercise     Outstanding  Contractual  Exercise  Exercisable   Exercise
     Prices       12/31/96       Life       Price     12/31/96      Price
---------------------------------------------------------------------------
 $   .49 - 5.89     58,500        7.82    $ 2.12       27,000        1.80
      14.50         18,000        8.42     14.50        4,500      $14.50
  29.00 - 30.75    561,500        9.56     29.86      287,000       29.88
  36.25 - 42.75    136,000        9.33     36.87
                   --------------------------------------------------------
                   774,000        9.29    $28.63      318,500      $27.28
                   ========================================================



     The options above were issued at exercise prices which approximate fair market value at the date of grant. At December 31, 1996, 610,300 shares are available for grant under the plans.

     At December 31, 1996, the Company has stock options outstanding under three stock-based compensation plans which are described above. The Company also has an Employee Stock Purchase Plan which allows employees to purchase common stock at certain times during the year. The Company applies APB Opinion 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation cost has been recognized for its fixed stock options or stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 1996          1995
Net income - as reported                        $9,892         $4,706
Net income - pro forma                          $7,905         $4,654
Earnings per share - as reported                $  .97         $  .61
Earnings per share - pro forma                  $  .77         $  .60

     The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year.


                                  TWENTY-SIX

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

     The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                            1996           1995
Dividend yield                                  0%               0%
Expected life (years)                         4.2                5
Expected volatility                         41.45%           41.45%
Risk-free interest rate                 5.24-6.18%       6.01-6.18%


     The Company has a stock redemption agreement with its Chairman under which the Company may, contingent upon a certain member of management exercising options, redeem up to 4,500 shares of common stock issued to the Chairman at a redemption price of $2.96. The agreement is in effect until all shares are redeemed or the certain member of management's options are no longer exercisable.

10. EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) profit sharing plan for all full-time employees who have completed six months of service. The plan allows employees to defer from 1% to 20% of their earnings on a pretax basis through contributions to the plan. Employer matching contributions are based upon a fixed percentage of voluntary employee contributions. Employer profit sharing contributions are based upon a fixed percentage of qualifying plan participants' annual compensation. Both employer matching and profit sharing contribution levels are discretionary and are determined by the Company and approved by the Board of Directors on an annual basis. Employees are always 100% vested in their contributions and become fully vested in employer contributions after five years of service. The Company also maintained 401(k) profit sharing plans that were acquired with the DentiCare, UniLife, CompDent, Texas Dental, and Dental Care purchases. Effective January 1, 1996, participants in the CompDent, DentiCare, and UniLife plans transferred their balances to and became participants in the Company's 401(k) profit sharing plan. Effective January 1, 1997, participants in the Texas Dental and Dental Care plans transferred their balances to and became participants in the Company's 401(k) profit sharing plan. The Company contributed a total of $203, $82 and $31 to all of the plans during 1996, 1995 and 1994, respectively.


11. RELATED PARTY TRANSACTIONS

     As part of the Dental Care purchase, the Company assumed an agreement whereby Dental Care provides marketing, processing, and other administrative services to HCS, a non-profit dental company. The management fee may be waived if HCS will have a net loss after recognition of the fee and cannot exceed 30% of net premiums, as defined in the agreement. The management fee for the year ended December 31, 1996, was $1,749.

     The Company has an agreement with a former stockholder of American Prepaid who is also a current stockholder of the Company that provides for such stockholder to receive certain future payments for a ten-year period upon retirement. The stockholder retired in 1993 and commenced receiving payments upon retirement. Amounts accrued for such future payments were $329 and $370 as of December 31, 1996 and 1995, respectively. Deferred compensation expense recognized pursuant to this agreement was $38, $35, and $30 for the years ended December 31, 1996, 1995, and 1994, respectively.

     The Company has an agreement with a former stockholder of American Prepaid who is also a current stockholder of the Company that provides for such stockholder to receive future payment of medical costs. The Company has recorded an actuarially determined liability of approximately $245 at December 31, 1996 and 1995. The discount rate and medical cost trend rate used to compute this benefit was 7% and 10%, respectively. A one percent increase in the medical cost trend rate would increase the liability by approximately $18. Expense recognized pursuant to this agreement was $6, $13, and $12 for the years ended December 31, 1996, 1995, and 1994, respectively.

     The Company has consulting agreements in place with a former director and the former president of American Prepaid. The consulting agreement with the former president expired in 1996, while the agreement with the former director expires in 1998 and requires annual payments of $55. Payments made pursuant to these agreements were $165 for each of the years in the three-year period ended December 31, 1996.


                                 TWENTY-SEVEN

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

12. OPERATING LEASE COMMITMENTS

     The Company leases office facilities and certain office equipment under various noncancelable operating leases expiring through 2003. Collective future minimum lease payments under these agreements are as follows:


Year Ending December 31:
  1997                                                              $1,685
  1998                                                               1,460
  1999                                                               1,143
  2000                                                                 959
  2001                                                                 969
  2002 and thereafter                                                1,692
                                                                    ------
                                                                    $7,908
                                                                    ======


     Rental expense under such leases for the years ended December 31, 1996, 1995, and 1994, was $1,770, $741, and $471, respectively.

13. ARRANGEMENT WITH INDEMNITY INSURERS

     Effective January 1, 1996, the Company entered into a new two-year agreement with an unrelated indemnity insurer, wherein the Company may offer dual-choice (managed or indemnity) dental coverage. For subscribers in groups offering dual-choice dental coverage, subscribers select the type of coverage desired and indemnity coverage is underwritten by the indemnity insurer. The Company invoices and collects all dual-choice premiums. The Company retains 100% of all premiums related to the managed product and 10% of indemnity premiums collected under the dual-choice plan to cover commissions and processing costs. The remaining 90% of indemnity premiums are remitted to the indemnity carrier. The agreement also provides for additional payments to the indemnity insurer dependent on loss ratios of the underlying business. The Company records retention of indemnity premiums as other income. Any additional payments subject to the risk-sharing provisions of the agreement are recorded as reductions to other income.

     The Company has an arrangement with another unrelated indemnity insurer, expiring December 31, 1997, wherein the Company may offer indemnity dental coverage. The indemnity coverage is underwritten by the indemnity insurer. The Company invoices and collects all indemnity premiums, retaining 25% of all gross premiums collected to cover commissions and processing costs. The Company records these indemnity premiums as other income. The Company is not liable under indemnity insurance underwritten by the insurer.

     In certain states, this indemnity insurer also underwrites prepaid and indemnity dental plans. Under this arrangement, the indemnity carrier receives 2% of prepaid premiums (plus applicable premium taxes).

14. REINSURANCE

     In 1992, UniLife ceased writing life insurance, other than a small amount of group life, and ceded substantially all of its existing ordinary life insurance to another insurer. The face amount of these ceded ordinary life policies is $15,611 and $16,401 at December 31, 1996 and 1995, respectively. UniLife has recorded aggregate reserves of $5,338 and $5,323 and corresponding receivables from reinsurer for the same amount at December 31, 1996 and 1995, respectively.

     Additionally, for its group life policies, UniLife had ceded amounts in excess of $10 on any one-term life policy. The face amount of these policies at December 31, 1996, is $91,520, of which $54,837 is subject to reinsurance. As of October 1, 1995, pursuant to the reinsurance arrangement mentioned below, all of the $91,520 is reinsured by a combination of reinsurers.

     Effective October 1, 1995, UniLife reinsured all of its dental indemnity and life insurance with one of the Company's unrelated indemnity insurers (see
Note 13). For the period October 1, 1995, to December 31, 1995, UniLife administered the policies and received a fee, based upon net premiums, from the indemnity insurer.



                                 TWENTY-EIGHT

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

     Effective January 1, 1996, UniLife and the indemnity insurer entered into an assumption reinsurance agreement, transferring all risk from UniLife to the indemnity insurer and notifying the policyholders of the transaction. For three years, the indemnity insurer will pay UniLife a ceding commission of 2% of dental indemnity premiums recognized on the policies transferred from UniLife.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. Management monitors the financial condition of its reinsurers on a routine basis. Any exposure from deterioration of reinsurers' financial condition would be recognized currently.

     The following table summarizes the effects of reinsurance on premiums and benefits for the years ended December 31, 1996 and 1995:

                                             1996   1995
Direct premiums earned                      $ 218  $19,083
Premiums assumed                                     1,592
Premiums ceded                               (218)  (4,616)
                                            --------------
     Net premiums earned                    $   0  $16,059
                                            ==============
Direct benefits                             $ 165  $14,393
Benefits assumed                                     1,163
Benefits ceded                               (165)  (3,425)
                                            --------------
     Net benefits                           $   0  $12,131
                                            ==============


     Activity in the life and dental claims reserves for the years ended
            December 31, 1996 and 1995, is summarized as follows:

                                                        1996          1995
                                                    ----------------------------
                                                    Dental  Life  Dental  Life
                                                    ----------------------------
 Balance, January 1                                 $1,308   $37  $2,249  $107
   Reinsurance receivables                           1,129                (10)
                                                    ----------------------------
 Net balance, January 1                              2,437    37   2,249    97
                                                    ----------------------------
 Dental claims reserves assumed in connection with
 purchases of I.H.C.S. and CompDent, respectively      220           488
 Prior claims reserves ceded during current year    (1,978)
 Incurred related to:
   Current year                                      7,388        12,314   102
   Prior years                                        (262)   31    (238)  (47)
                                                    ----------------------------
 Total incurred                                      7,126    31  12,076    55
                                                    ----------------------------
 Paid related to:
   Current year                                      5,967        11,494    65
   Prior years                                         417         2,011    50
                                                    ----------------------------
 Total paid                                          6,384        13,505   115
                                                    ----------------------------
 Net balance, December 31                            1,421    68   1,308    37
   Plus reinsurance recoverables                                   1,129
                                                    ----------------------------
 Balance, December 31                               $1,421   $68  $2,437   $37
                                                    ============================



                                  TWENTY-NINE

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

15. CONTINGENCIES

     American Prepaid and its Florida subsidiary, American Dental Plan, Inc., are currently defendants to a civil complaint filed by three participating dentists (one of which has since withdrawn) who have entered into Participating Dentist Agreements with various subsidiaries of the Company (Subsidiaries). The complaint alleges a breach of contract and seeks damages based on the failure of each Subsidiary to make capitation payments to the participating dentists for the period of time between when affected subscribers enroll and the time at which the subscribers select a dentist. The plaintiffs are attempting to bring the suit as a class action. In an order issued July 22, 1996, the trial court ruled that the case could not proceed as a class action. The plaintiffs have appealed this order denying class certification.

     The Company believes its interpretation and administration of the Participating Dentist Agreements are correct and, therefore, is vigorously defending the suit. While the ultimate outcome of this lawsuit cannot at this time be predicted with certainty, management does not expect that this matter will have a material adverse effect on the consolidated financial position, cash flows, or results of operations of the Company.

     Various legal proceedings have arisen or may arise in the normal course of business. Management does not believe that there are currently any asserted or unasserted claims that will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

16. EMPLOYEE STOCK PURCHASE PLAN

     During 1996, the Company adopted an Employee Stock Purchase Plan to provide substantially all employees who have completed six months of service an opportunity to purchase shares of its common stock through payroll deductions. Annually, on December 31, participant account balances are used to purchase whole shares of stock at the lesser of 85 percent of the fair market value of shares on January 1 (offering date) (August 1, 1996, for initial offering period) or December 31 (exercise date). The aggregate number of shares purchased annually by an employee are subject to limitations imposed by the Internal Revenue Code. A total of 100,000 shares are available for purchase under the plan. During the year ended December 31, 1996, there were 1,611 shares issued under the plan at an exercise price of $29.96.




                                    THIRTY

                            NOTES TO CONSOLIDATED

                             FINANCIAL STATEMENTS

           (Dollars in Thousands, Except Share and Per Share Data)

17. SELECTED QUARTERLY DATA (UNAUDITED)

     The following table, which has not been audited or reviewed by independent accountants, sets forth summary unaudited quarterly financial information of the Company for each quarter in 1996 and 1995. In the opinion of management, such information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this annual report and reflects all adjustments necessary for a fair presentation of such unaudited consolidated quarterly results. The quarterly results should be read in conjunction with the audited consolidated financial statements of the Company. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year.


                                                  1995                            1996
                                    Q1       Q2      Q3       Q4       Q1      Q2       Q3       Q4
------------------------------------------------------------------------------------------------------
Revenues:
  Subscriber premiums            $22,790  $23,238  $31,463  $27,407  $30,831 $33,384  $35,443  $36,149
  Other revenue                      241      238      409      875      554   1,377    1,704    1,627
                                 ---------------------------------------------------------------------
    Total revenues                23,031   23,476   31,872   28,282   31,385  34,761   37,147   37,776
                                 ---------------------------------------------------------------------
Expenses:
  Dental care providers' fee
   claims costs                   13,700   13,832   18,802   15,884   16,481  17,967   19,196   19,787
  Commissions                      2,592    2,674    3,115    2,382    3,013   3,091    2,949    3,131
  Premium taxes                      325      352      375      340      259     264      264      231
  General and
   administrative                  3,740    3,896    5,721    6,078    6,771   7,831    7,964    7,828
  Depreciation and
   amortization                      565      534      818      800    1,047   1,287    1,389    1,430
                                 ---------------------------------------------------------------------
     Total expenses               20,922   21,288   28,831   25,484   27,571  30,440   31,762   32,407
                                 ---------------------------------------------------------------------
Operating income                   2,109    2,188    3,041    2,798    3,814   4,321    5,385    5,369
Interest (income)
     expense, net                    918      534      171     (388)    (107)    289      580      588
Other (income)
     expense, net                     11       (6)     (23)     (50)     (10)   (299)      96       (6)
                                 ---------------------------------------------------------------------
Income before provisions
  for income taxes and
  extraordinary item               1,180    1,660    2,893    3,236    3,931   4,331    4,709    4,787
Income tax provision                 522      709    1,246    1,288    1,694   1,924    2,103    2,145
                                 ---------------------------------------------------------------------
Net income before
 extraordinary income                658      951    1,647    1,948    2,237   2,407    2,606    2,642
Extraordinary loss, net of
                                 ---------------------------------------------------------------------
 applicable net tax
                                 ---------------------------------------------------------------------
 benefits of $305                             498
                                 ---------------------------------------------------------------------
Net income                       $   658  $   453  $ 1,647  $ 1,948  $ 2,237 $ 2,407  $ 2,606  $ 2,642
                                 =====================================================================

     The Company experiences no significant seasonality revenues with respect to its revenue. However, because the enrollment of new groups and changes in membership are typically concentrated in the first quarter of each year, the Company generally experiences an increase in general and administrative expense in the preceding fourth quarter resulting from higher staffing levels and printing and communication costs.



                                  THIRTY-ONE

                                    REPORT

                          OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
COMPDENT CORPORATION AND SUBSIDIARIES


     We have audited the accompanying consolidated balance sheets of CompDent Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CompDent Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
-----------------------------

Atlanta, Georgia
February 3, 1997

                                  THIRTY-TWO

MARKET AND
DIVIDEND
INFORMATION

   The common stock of CompDent Corporation is traded on The Nasdaq Stock Market under the symbol CPDN. As of March 5, 1997, the Company had approximately 2,035 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.

   The following table sets forth the reported high and low closing sales prices for CompDent's common stock as reported by Nasdaq:

                     High       Low
---------------------------------------
1996
First Quarter      45 1/8       34 1/4
Second Quarter     51           35 1/8
Third Quarter      51 11/16     33
Fourth Quarter     40 3/8       27 1/2

1995
Second Quarter     22           18 3/4
Third Quarter      30 1/4       20 1/4
Fourth Quarter     41 1/2       27

   Compdent Corporation did not declare or pay cash dividends on its common stock during the year ended December 31, 1996. The Company does not plan to pay cash dividends on its common stock. The Company intends to retain earnings to support the growth of the Company's business.